Exhibit 2

CONSORTIUM AGREEMENT

BOQUAN HE

PROTOTAL ENTERPRISES LIMITED

NANYAN ZHENG

FORTUNE NEWS INTERNATIONAL LIMITED

HAWAII ASIA HOLDINGS III LIMITED

SC CHINA HOLDINGS LTD

Dated as of 26 September 2012

i

Schedule A—The Proposal

Schedule B—Founder Securities

ii

THIS CONSORTIUM AGREEMENT is made as of 26 September 2012, by and among Boquan He (“Founder A”), Prototal Enterprises Limited, a company incorporated under the laws of the British Virgin Islands (the “Founder A SPV”, and together with Founder A, the “Founder A Consortium Members”), Nanyan Zheng (“Founder B”), Fortune News International Limited, a company incorporated under the laws of the British Virgin Islands (the “Founder B SPV”, and together with Founder B the “Founder B Consortium Members” and together with the Founder A Consortium Members, the “Founder Consortium Members”), Hawaii Asia Holdings III Limited (“Carlyle”) and SC China Holdings Ltd (“Sequoia”, together with Carlyle, the “Sponsors” and each a “Sponsor”). Each of the Founder Consortium Members and the Sponsors is referred to herein as a “Consortium Member” and collectively, the “Consortium Members”. Unless otherwise set forth herein, capitalized terms have the meanings ascribed to such terms as set forth in Section 11.01.

WHEREAS, (a) the Founder A Consortium Members are the record and Beneficial Owners of 35,131,575 Company Shares, or approximately 23.4% of the issued and outstanding Company Shares, (b) the Founder B Consortium Members are the record and Beneficial Owners of 10,553,420 Company Shares, or approximately 7.0% of the issued and outstanding Company Shares and (c) none of the Sponsors owns of record or beneficially (as defined under Rule 13d-3 of the Exchange Act) any Company Shares;

WHEREAS, the Consortium Members propose to establish a newly-formed acquisition vehicle (“Parent”) for the purpose of acquiring, directly or indirectly, 7 Days Group Holdings Limited (the “Company”), a company listed on the New York Stock Exchange (the “NYSE”), in a going private transaction in which, among other things, Parent acquires all of the Company Shares not already owned by the Consortium Members, the Company’s ADSs are delisted from the NYSE and the Company Shares are deregistered under the Exchange Act (the “Transaction”);

WHEREAS, on the date hereof, the Consortium Members intend to submit a joint, non-binding proposal, a copy of which is attached hereto as Schedule A (the “Proposal”) to the Company’s board of directors in connection with the Transaction;

WHEREAS, in accordance with the terms of this Agreement, the Consortium Members will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence, (b) discussions regarding the Proposal with the Company and (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Consortium Members expect that the Company will be represented by a special committee of independent and disinterested directors of the Company) including an agreement and plan of merger among Parent, the Company and the other parties thereto (the “Merger Agreement”); and

WHEREAS, within ten days of the submission of the Proposal to the board of directors of the Company, the Founder Consortium Members will be required to file or furnish with the U.S. Securities and Exchange Commission a Schedule 13D disclosing their delivery of the Proposal and certain additional information.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consortium Members, intending to be legally bound, hereby agree as follows:

ARTICLE I

PROPOSAL; SHAREHOLDERS AGREEMENT; PARENT OWNERSHIP

Section 1.01 Proposal. On the date hereof, the Consortium Members shall submit the Proposal to the Company’s board of directors. Thereafter, the Consortium Members shall collectively: (a) undertake further due diligence with respect to the Company and its business; (b) engage in discussions with the Company regarding the Proposal; and (c) negotiate in good faith the terms of the Documentation (including the terms of any other agreements between the Consortium Members required to support the Proposal or to regulate the relationship between the Consortium Members).

Section 1.02 Shareholders Agreement. The Consortium Members agree to negotiate in good faith to reach agreement on a shareholders agreement (the “Shareholders Agreement”) that would, among other things, govern the relationship of the shareholders in Parent following the Closing, and that would contain provisions customary for transactions of this type.

Section 1.03 Additional Consortium Members. The Consortium Members may together agree to admit one or more additional members which will provide equity capital and/or debt financing to Parent for the consummation of the Transaction. Such additional member(s) shall execute a deed of adherence to this Agreement in form and substance satisfactory to the Consortium Members, following which time they will be deemed “Consortium Members” for all purposes under this Agreement.

Section 1.04 Parent Ownership. Unless the Consortium Members otherwise agree, prior to the execution of the Merger Agreement, the Consortium Members shall incorporate Parent. Although the exact capital structure of Parent will need to be determined, the Consortium Members contemplate that each Consortium Member’s ownership percentage in Parent shall be based on the amount of cash paid, and the value of any Company Shares contributed (with each Company Share contributed being valued at the consideration per Company Share to be set forth in the Merger Agreement), by such Consortium Member to Parent relative to the aggregate amount of cash paid, and the aggregate value of any Company Shares contributed, by all of the Consortium Members to Parent in connection with the Transaction. Specifically, each of the Founder Consortium Members agrees to contribute to Parent at the Closing, in exchange for newly issued equity interests in Parent, all of the Securities then held by such Founder Consortium Member. All securities issued by Parent at the Closing shall be issued to the Consortium Members pro rata in class, series and amount proportionate to the relative total amounts purchased and rolled-over by all Consortium Members, assuming that the price per share paid in respect of each Security contributed to Parent by the Founder Consortium Members is equal to the consideration payable in respect of one Company Share under the Merger Agreement. For the avoidance of doubt, the Consortium Members agree that the obligation of each of the Consortium Members to purchase and pay for any Parent shares to be purchased by them shall be subject to the satisfaction or waiver of the various conditions to the obligations of Parent to be set forth in the Merger Agreement. Notwithstanding the foregoing, Carlyle shall have the right to subscribe an amount of shares of Parent valued at no less than US$120,000,000, and Sequoia shall have the right to subscribe an amount of shares of Parent valued at no less than US$100,000,000.

ARTICLE II

PARTICIPATION IN TRANSACTION; ADVISORS; WAIVERS AND CONSENTS

Section 2.01 Participation in the Transaction. Each Consortium Member shall participate in the negotiation of the terms of the Documentation in connection with the Transaction and shall use its reasonable best efforts to (a) comply with any information delivery or other requirements (including confidentiality agreements with the Company) entered into by Parent, a Consortium Member or an Affiliate of a Consortium Member and shall not, and shall direct that its Representatives do not, cause (by their action or omission) any other Consortium Member to breach such arrangements or obligations, (b) participate in meetings and negotiations with the Special Committee and its advisors, (c) execute and comply with any confidentiality agreements reasonably required by the Company and (d) participate in meetings and negotiations with potential debt financing lenders.

Section 2.02 Information Sharing and Roles. (a) Each Consortium Member shall cooperate in good faith in connection with the Proposal and the Transaction, including by (i) sharing all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (ii) providing each other or Parent with all information reasonably required concerning such Consortium Member or any other matter relating to such Consortium Member in connection with the Transaction and any other information a Consortium Member may reasonably require in respect of any other Consortium Member and its Affiliates for inclusion in the Documentation, (iii) providing timely responses to requests by another Consortium Member for information, (iv) applying the level of resources and expertise that such Consortium Member considers is necessary and appropriate to meet its obligations under this Agreement, and (v) conducting negotiations with the Special Committee, its advisors and other Consortium Members in connection with the Transaction and in coordination with each other. Unless the Consortium Members otherwise agree, none of the Consortium Members shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation MA of the Exchange Act). Notwithstanding the foregoing, (A) no Sponsor shall be required to make available to the other Consortium Members any of its internal investment committee materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality and (B) none of the Founder Consortium Members shall be obligated to provide any information if providing such information is in breach of their obligations or fiduciary duties to the Company.

(b) The Consortium Members shall work together in good faith to agree on necessary public statements about their intentions in relation to the Company. The issuance of any such public statement shall be subject to Section 7.01.

Section 2.03 Appointment of Advisors. (a) The Consortium Members shall agree to the scope and engagement terms of all joint Advisors to Parent and/or the Consortium Members in connection with the Transaction. Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis have been jointly selected by the Consortium Members as international legal counsel to represent the consortium in connection with the Transaction.

(b) If a Consortium Member requires separate representation in connection with specific issues arising out of the Proposal or the Transaction or other matters contemplated by the Documentation, it may retain other Advisors to advise it. Each Consortium Member which engages separate Advisors shall provide prior notice to the other Consortium Members of such engagement together with an estimate of fees and expenses of such Advisors. Skadden, Arps, Slate, Meagher & Flom LLP is acting as international counsel to Carlyle in connection with the Transaction and Kirkland & Ellis is acting as international counsel to Sequoia in connection with the Transaction (in addition to each acting as the international counsel to the consortium, with the scope and engagement terms of such separate legal Advisor having been deemed approved by the Consortium Members). Each Consortium Member which engages any separate Advisors shall be solely responsible for the fees and expenses of any such separate Advisors unless the scope and engagement terms of such separate Advisors have been approved by the Consortium Members, in which case such Advisor shall not be deemed a separate Advisor and all fees and expenses of such Advisor shall be allocated as between the Consortium Members as provided in Section 3.01.

Section 2.04 Waivers and Consents. Each Consortium Member shall use reasonable best efforts and shall provide all cooperation as may be reasonably requested by the other Consortium Members to obtain all applicable governmental, statutory, regulatory or other consents, licenses, waivers or exemptions required or, in the reasonable opinion of the other Consortium Members, desirable for the consummation of the Transaction.

ARTICLE III

TRANSACTION COSTS

Section 3.01 Expenses and Fee Sharing. (a) If the Transaction is consummated then, at or immediately following the Closing, Parent (or another entity agreed by the Consortium Members) shall reimburse the Consortium Members (or their respective designees) for, or pay on behalf of the Consortium Members, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including, without limitation, the reasonable fees, expenses and disbursements of Advisors retained jointly by the Consortium Members to the extent such appointment and expenses are agreed to in advance (other than fees and costs of any separate Advisors who were retained by a Consortium Member in accordance with Section 2.03(b)) and any Claims paid by any Consortium Member (other than as a result of the fraud, willful misconduct or willful breach of this Agreement by such Consortium Member) (collectively, the “Consortium Expenses”).

(b) If the Transaction is not eventually consummated without any breach by any Consortium Member, the Consortium Members agree to share, ratably based on each Consortium Member’s Respective Proportion, the out-of-pocket costs and expenses payable by them in connection with the Transaction incurred prior to the termination of this Agreement, including any fees and expenses payable to the Advisors retained jointly by the Consortium Members to the extent such appointment and expenses are agreed to in advance (other than fees and costs of any separate Advisors who were retained by a Consortium Member in accordance with Section 2.03(b)). If it is finally determined in accordance with Section 10.08 that: (i) a Consortium Member has breached this Agreement; and (ii) such breach has resulted in the Transaction not being consummated, then such breaching Consortium Member shall reimburse any non-breaching Consortium Member for all out-of-pocket costs and expenses, including any Advisor fees and expenses (including fees and expenses of any financing banks), incurred by the non-breaching Consortium Members in connection with the Transaction.

(c) Each Consortium Member shall be entitled to receive, on a pro rata basis in accordance with its Respective Proportion, any termination or other fees or amounts payable, directly or indirectly, to Parent by the Company pursuant to the Merger Agreement, net of the expenses required to be borne by them pursuant to Section 3.01(b).

ARTICLE IV

LIMITATION OF LIABILITY

Section 4.01 Limitation of Liability. The obligations of each Consortium Member under this Agreement are several (and not joint or joint and several) and each Consortium Member’s obligation for fees and costs pursuant to Article III is capped at such Consortium Member’s Respective Proportion; provided that the obligations of the Founder A Consortium Members under this Agreement shall be joint and several as between Founder A and the Founder A SPV and the obligations of the Founder B Consortium Members under this Agreement shall be joint and several as between Founder B and the Founder B SPV. The Consortium Members shall share the Liability (if any) in respect of each and every Claim in their Respective Proportions, except where the Claim has arisen as a result of the fraud, willful misconduct or willful breach of this Agreement by a Consortium Member in which case the Liability for the Claim will rest solely with the Consortium Member who has committed the act of fraud, willful misconduct or willful breach. If the amount paid by a paying Consortium Member is more than the paying Consortium Member’s Respective Proportion of the relevant Liability (except in the case of such paying Consortium Member’s fraud, willful misconduct or willful breach), the other Consortium Members shall immediately upon demand pay to the paying Consortium Member such sum as may be necessary to ensure that each Consortium Member bears only its Respective Proportion of such Liability. For the avoidance of doubt, the fees and expenses of any separate Advisor who was retained by a Consortium Member in accordance with Section 2.03(b) shall not be taken into account when determining such Consortium Members’ Respective Proportion.

ARTICLE V

EXCLUSIVITY

Section 5.01 Exclusivity Period. Subject to Article VI, during the Exclusivity Period each Consortium Member shall:

(a) work exclusively with the other Consortium Members to implement the Transaction, including to: (i) evaluate the Company; (ii) formulate the terms of the Proposal, including the amount to be paid, by the date for submission of the Proposal or any other date agreed by the Consortium Members; (iii) prepare and submit to the Company the Proposal and the Merger Agreement; (iv) conduct negotiations, prepare and finalize the Documentation in the forms to be agreed by the Consortium Members; and (v) at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s shareholders, however called, or in connection with any written consent of the Company’s shareholders, (1) appear at such meeting or otherwise cause its Securities to be counted as present thereat for purposes of determining whether a quorum is present and (2) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Consortium Member’s Securities (x) in favor of the Transaction and (y) against any Competing Proposal or matter that could facilitate a Competing Proposal;

(b) not, without the written consent of the other Consortium Members, directly or indirectly, either alone or with any of its Representatives: (i) make a Competing Proposal or join with, or invite, any other person to be involved in the making of any Competing Proposal; (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal; (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything which is inconsistent with the Transaction as contemplated under this Agreement; (v) acquire or dispose of any Securities, and in the case of the Founder Consortium Members, directly or indirectly, except as disclosed in Schedule B, (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities (“Transfer”) or permit the Transfer by any of their respective Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the Documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vi) take any action that would make have the effect of preventing, disabling or delaying the Consortium Member from performing its obligations under this Agreement; or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing) with any other person regarding the matters described in Section 5.01(a) or Section 5.01(b);

(c) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to a Competing Proposal; and

(d) notify the other Consortium Members promptly if it or any of its Representatives receives any approach or communication with respect to any Competing Proposal and shall promptly disclose to the other Consortium Members the identity of any other persons involved and the nature and content of the approach or communication.

(e) Unless otherwise agreed in writing by each Consortium Member, no Consortium Member may enter into any agreement with another Consortium Member or group of Consortium Members that has the effect of discriminating against any Consortium Member in a manner that is materially adverse to such Consortium Member without such Consortium Member’s consent. Each Consortium Member shall provide to all other Consortium Members a copy of each agreement to be entered into with less than all of the Consortium Members prior to the execution of such agreement.

ARTICLE VI

TERMINATION

Section 6.01 Failure to Agree. (a) If the Consortium Members are unable to agree either (i) as between themselves upon the material terms of the Transaction (including the terms of any debt financing for the Transaction) or (ii) with the Special Committee on the material terms of a Transaction which the Special Committee agrees to recommend to the public shareholders of the Company or (b) a Consortium Member is not satisfied with the results of its due diligence investigation, then (x) a Consortium Member may cease its participation in the Transaction; and (y) this Agreement shall terminate with respect to such withdrawing Consortium Member, following which the provisions of Section 6.02 will apply. This Agreement shall terminate at any time upon the mutual written agreement of each Consortium Member.

Section 6.02 Effect of Termination For Failure to Agree. Upon termination of this Agreement with respect to a Consortium Member under Section 6.01, (a) Article III (Transaction Costs), Article IV (Limitation of Liability), Article V (Exclusivity), Article VI (Termination), Section 7.02 (Confidentiality), Article VIII (Notices) and Article X (Miscellaneous) shall continue to bind such Consortium Member and such Consortium Member shall be liable under Article III for its Respective Proportion of any Consortium Expenses incurred prior to the termination of this Agreement with respect to such Consortium Member and (b) any Advisors appointed under this Agreement may continue to advise the continuing Consortium Members. The Consortium Members shall otherwise not be liable to each other in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination. Upon termination of this Agreement with respect to all Consortium Members, the Consortium Members shall jointly own but may use separately all of the due diligence information, advice and work product in relation to the Transactions and any Advisors appointed under this Agreement may continue to advise, separately, any of the Consortium Members.

ARTICLE VII

ANNOUNCEMENTS AND CONFIDENTIALITY

Section 7.01 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Consortium Member without the prior written consent of the other Consortium Members, which consent shall not be unreasonably conditioned, withheld or delayed, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange (but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other Consortium Members and the other Consortium Members have had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable). Any announcement to be made by the Consortium Members or their Affiliates (including Parent) in connection with the Transaction shall be jointly coordinated and agreed by the Consortium Members.

Section 7.02 Confidentiality. (a) Except as permitted under Section 7.03, each Consortium Member shall not, and shall direct that its Representatives do not, without the prior written consent of the other Consortium Members, disclose any Confidential Information received by it (the “Recipient”) from any other Consortium Member (the “Discloser”). Each Consortium Member shall not and shall direct its Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b) Subject to Section 7.02(c), the Recipient shall safeguard and return to the Discloser any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the back-up tapes of the Recipient’s hardware), at the election of the Recipient, destroy, any Confidential Information contained in any material in its or its Representatives’ possession or control.

(c) Each of the Consortium Members may retain in a secure archive a copy of the Confidential Information referred to in Section 7.02(b) if the Confidential Information is required to be retained by the Consortium Member for regulatory purposes or in connection with a bona fide document retention policy.

(d) Each Consortium Member acknowledges that, in relation to Confidential Information received from the other Consortium Members, the obligations contained in Section 7.02 shall continue to apply for a period of twelve (12) months following termination of this Agreement unless otherwise agreed in writing.

Section 7.03 Permitted Disclosures. A Consortium Member may make disclosures: (a) to those of its Representatives and Affiliates as such Consortium Member reasonably deems necessary to give effect to or enforce this Agreement but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the SEC or another regulatory body or international stock exchange having jurisdiction over a Consortium Member or pursuant to whose rules and regulations such disclosure is required to be made, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other Consortium Members and the other Consortium Members have had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Consortium Member or its Representatives.

ARTICLE VIII

NOTICES

Section 8.01 Notices. Any notice, request, instruction or other document to be given hereunder by any Consortium Member to another Consortium Member shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier or electronic mail:

If to the Founder A Consortium Members:

7 Days Group Holdings Limited

5C-11 Creative Industry Zone, 397 Xin Gang Zhong Road

Guangzhou, Guangdong 510310

People’s Republic of China

Attention: Boquan He

Facsimile: +86-20-8922-6707

If to the Founder B Consortium Members:

7 Days Group Holdings Limited

5C-11 Creative Industry Zone, 397 Xin Gang Zhong Road

Guangzhou, Guangdong 510310

People’s Republic of China

Attention: Nanyan Zheng

Facsimile: +86-20-8922-6707

If to Carlyle:

Hawaii Asia Holdings III Limited

Level 28, Three Pacific Place,

1 Queen’s Road East, Hong Kong

Attention: Justin Zhou

Facsimile: +852-2878-7007

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Peter Huang

Facsimile: +86-10-6535-5599

If to Sequoia:

Sequoia Capital China

Suite 2215, 22/F

Two Pacific Place

88 Queensway Road

Hong Kong

Attention: Neil Shen

Facsimile: +852-2501-5249

with a copy to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: David Zhang

                 Jesse Sheley

Facsimile: +852-3761-3301

or to such other address or facsimile number as such Consortium Member may hereafter specify for the purpose by notice to the other Consortium Member hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

ARTICLE IX

REPRESENTATIONS AND WARRANTIES

Section 9.01 Representations and Warranties.

(a) Each Consortium Member hereby represents and warrants to the other (on behalf of such Consortium Member only) as follows: (i) the Consortium Member has full legal right, power and authority to execute and deliver this Agreement, to perform the Consortium Member’s obligations hereunder and to consummate the transactions contemplated hereby; (ii) this Agreement has been duly executed and delivered by the Consortium Member and the execution, delivery and performance of this Agreement by the Consortium Member and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Consortium Member and no other actions or proceedings on the part of the Consortium Member are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; (iii) assuming this Agreement constitutes the valid and binding agreement of the other parties hereto, this Agreement constitutes the valid and binding agreement of the Consortium Member, enforceable against the Consortium Member in accordance with its terms; (iv) the execution and delivery of this Agreement by the Consortium Member does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or agreement binding upon the Consortium Member; (v) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Consortium Member; and (vi) it has made adequate arrangements to ensure that the required funds are available to effect payment in full for its Respective Portion of the Consortium Expenses.

(b) Each Founder Consortium Member hereby represents and warrants to the other Consortium Members (on behalf of such Founder Consortium Member only) as follows: (i) the execution and delivery of this Agreement by the Consortium Member does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or agreement binding upon the Founder Consortium Member’s Securities; and (ii) except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, each Founder Consortium Member owns, beneficially and of record, or controls all of the Securities (and any additional Securities acquired after the date hereof) set forth next to their name on Schedule B attached hereto, and all of such Securities are free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or specified in Schedule B), and has sole voting power and sole power of disposition with respect to the Founder Consortium Member’s Securities, with no restrictions on the Founder Consortium Member’s rights of voting or disposition pertaining thereto and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Founder Consortium Member’s Securities (other than any restrictions specified in Schedule B).

Section 9.02 Separate Representations and Warranties. Each representation and warranty in Section 9.01 is a separate representation and warranty. The interpretation of any representation and warranty may not be restricted by reference to or inference from any other representation and warranty.

Section 9.03 Reliance. Each Consortium Member acknowledges that the other Consortium Members have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 9.01 and have been induced by them to enter into this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 Entire Agreement. This Agreement constitutes the entire agreement between the Consortium Members and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 10.02 Further Assurances. Each Consortium Member shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Consortium Members in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 10.03 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Consortium Members to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 10.04 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by the Consortium Members. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Consortium Member against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Consortium Member in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.05 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Consortium Member shall not be assigned without the prior consent of the other Consortium Members; provided that the Sponsor may assign its rights and obligations under this Agreement, in whole or in part, to any Affiliated investment fund of the Sponsor or any investment vehicle of the Sponsor of such funds but no such assignment shall relieve the Sponsor from any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Consortium Members. Nothing in this Agreement shall be construed as giving any person, other than the Consortium Members and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

Section 10.06 No Partnership or Agency. The Consortium Members are independent and nothing in this Agreement constitutes a Consortium Member as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Consortium Member.

Section 10.07 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. This Agreement shall not be effective until each Consortium Member has executed at least one counterpart.

Section 10.08 Governing Law; Arbitration. This Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Subject to Section 10.09, each of the Consortium Members hereby agrees that in the event any dispute arises among the parties out of or in relation to this Agreement, including any dispute regarding its breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 10.08. The arbitration shall be conducted in accordance with the UNCITRAL Arbitration Rules and the Hong Kong International Arbitration Centre (“HKIAC”) Procedures for the Administration of International Arbitration in force at the date of this Agreement, which rules are deemed to be incorporated by reference in this Section 10.08. The place of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three arbitrators. One arbitrator shall be jointly nominated by the claimant(s), irrespective of number, and one arbitrator shall be jointly nominated by the respondent(s), irrespective of number. If either the claimant(s) or the respondent(s) shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two arbitrators so chosen shall select a third arbitrator, provided that if such two arbitrators shall fail to choose a third arbitrator within 30 days after such two arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third arbitrator. The third arbitrator shall be the presiding arbitrator. The arbitration shall be conducted in private. The parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties hereto otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The parties hereby agree that any arbitration award rendered in accordance with the provisions of this Section 10.08 shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the parties pursuant to or relating to this Agreement, each party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity. The arbitrators shall have no authority to award punitive or other punitive-type damages.

Section 10.09 Remedies. Without prejudice to the rights and remedies otherwise available to any Consortium Member, including the right to claim money damages for breach of any provision hereof, any Consortium Member may bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement.

ARTICLE XI

DEFINITIONS AND INTERPRETATION

Section 11.01 Definitions. In this Agreement, unless the context requires otherwise:

“ADSs” means the American Depositary Shares of the Company, each of which currently represents three Company Shares.

“Advisors” means the advisors and/or consultants of Parent, the Consortium Members and/or a Consortium Member, as the case may be, appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person “Affiliates” and “Affiliated” shall be construed accordingly.

“Agreement” means this Consortium Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

“Beneficial Owner” has the meaning given under Rule 13d-3 of the Exchange Act.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and in New York, New York, for the transaction of normal banking business.

“Carlyle” has the meaning given in the preamble.

“Claim” means a claim against any one or more of the Consortium Members arising from or relating to the Transaction in respect of which a Consortium Member is, or is sought to be, made liable to pay any sum of money to any person other than a Consortium Member (or any of their respective Affiliates), whether on a joint and several basis or on any other basis.

“Closing” means the consummation of the Transaction.

“Company” has the meaning given in the recitals.

“Company Shares” means the ordinary shares, par value $0.125 per share, in the share capital of the Company.

“Competing Proposal” means a proposal, offer or invitation to the Company, the Consortium Members or any of their respective Affiliates (other than the Proposal), that involves the direct or indirect acquisition of 10% of the Company, a sale of all or any significant amount of the assets of the Company, a restructuring or recapitalization of the Company, or some other action, agreement or transaction that is intended, that could reasonably be expected or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage, adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Consortium Members.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Consortium Member from any other Consortium Member in connection with this Agreement or the Transaction, unless such information is already known to such Consortium Member or to others not known by such Consortium Member to be bound by a duty of confidentiality or such information is or becomes publicly available other than through a breach of this Agreement by such Consortium Member and (b) the existence or terms of, and any negotiations or discussions relating to, the Proposal, this Agreement and any definitive documentation, including the Merger Agreement.

“Consortium Expenses” has the meaning given in Section 3.01(b).

“Consortium Members” has the meaning given in the preamble.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise.

“Discloser” has the meaning given in Section 7.02(a).

“Documentation” means the documentation required to implement the Transaction, including the Proposal, the Merger Agreement, the Shareholders Agreement, filings with the SEC and other governmental agencies, and ancillary documentation, in each case, in the form to be agreed by the Consortium Members.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exclusivity Period” means the period beginning on the date hereof and ending on the first to occur of: (a) the date six months after the date hereof, and (b) the mutually agreed termination of this Agreement.

“Founder A” has the meaning given in the preamble.

“Founder A Consortium Members” has the meaning given in the preamble.

“Founder A SPV” has the meaning given in the preamble.

“Founder B” has the meaning given in the preamble.

“Founder B Consortium Members” has the meaning given in the preamble.

“Founder B SPV” has the meaning given in the preamble.

“Liability” means a liability to pay a sum of money arising pursuant to a Claim (which sum is deemed to include all legal and other costs, damages, losses and expenses incurred in connection with (or arising directly or indirectly from) defending, disputing or otherwise dealing with any such Claim) where the liability arises from a judgment given by a court of competent jurisdiction, the final decision given in any binding arbitration proceedings or the agreed settlement of the Claim.

“Merger Agreement” has the meaning given in the recitals.

“NYSE” has the meaning given in the recitals.

“Parent” has the meaning given in the recitals.

“Proposal” has the meaning given in the recitals.

“Recipient” has the meaning given in Section 7.02(a).

“Representative” of a Consortium Member means such Consortium Member’s officers, managers, directors, general partners, employees, outside counsel, accountants, consultants, financial advisors, potential sources of equity or debt financing (and their respective counsel).

“Respective Proportion” means, with respect to a Consortium Member, the proportion that such Consortium Member’s planned investment in Parent securities bears to the aggregate amount of all of the Consortium Members’ planned investment in Parent securities (including, for the avoidance of doubt, planned investment through contribution of Company Shares (including options to acquire Company Shares) to Parent (with each Company Share contributed being valued at the consideration per Company Share to be set forth in the Merger Agreement).

“SEC” means the United States Securities and Exchange Commission.

“Securities” means Company Shares, warrants, options and any other securities which are convertible into or exercisable for Company Shares that are owned (of record or beneficially) by a Consortium Member as of the date of this Agreement, together with any other Company Shares acquired (whether beneficially or of record) by a Consortium Member after the date hereof and prior to the Closing, including any Company Shares acquired by means of purchase, dividend or distribution, or issued upon exercise of any options or warrants or the conversion or exercise of any securities convertible into or exercisable for Company Shares or otherwise.

“Sequoia” has the meaning given in the preamble.

“Shareholders Agreement” has the meaning given in Section 1.02.

“Special Committee” means a special committee of independent directors of the Company that will be established to be responsible for, among other matters, negotiating the terms of the Transaction.

“Sponsors” has the meaning given in the preamble.

“Transaction” has the meaning given in the recitals.

“Transfer” has the meaning given in Section 5.01(b).

Section 11.02 Statutory Provisions. All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, reenactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

Section 11.03 Recitals and Schedules. References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the Consortium Members are references respectively to the Consortium Members and their legal personal representatives, successors and permitted assigns.

Section 11.04 Meaning of References. In this Agreement, unless the context requires otherwise:

(a) words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b) references to a “person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a “company” shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c) references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation;

(d) any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;

(e) references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time;

(f) references to “$” are to the lawful currency of the United States of America, as at the date of this Agreement; and

(g) references to “Company Shares” shall include Company Shares represented by ADSs.

Section 11.05 Headings. Section and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

Section 11.06 Negotiation of the Agreement. The Consortium Members have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Consortium Members and no presumption or burden of proof shall arise favoring or disfavoring any Consortium Member by virtue of the authorship of any provisions of this Agreement.

IN WITNESS WHEREOF, the Consortium Members have caused this Agreement to be executed and delivered as of the date first written above.

BOQUAN HE

/s/ BOQUAN HE

PROTOTAL ENTERPRISES LIMITED

By:	/s/ BOQUAN HE
Name: BOQUAN HE
Title: Director

NANYAN ZHENG

/s/ NANYAN ZHENG

FORTUNE NEWS INTERNATIONAL LIMITED

By:	/s/ NANYAN ZHENG
Name: NANYAN ZHENG
Title: Director

HAWAII ASIA HOLDINGS III LIMITED

By:	/s/ Thomas B. Mayrhofer
Name: Thomas B. Mayrhofer
Title: Director

SC CHINA HOLDINGS LTD

By:	/s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

[Consortium Agreement Signature Page]